Exhibit 99.1

King Reports Fourth Quarter and Full Year 2015 Results

•	Fourth quarter revenue of $461 million and gross bookings of $509 million; full year 2015 revenue of $2.0 billion and gross bookings of $2.1 billion
•	Fourth quarter profit of $91 million and adjusted EPS of $0.38; full year 2015 profit of $517 million and adjusted EPS of $1.93
•	Generated adjusted EBITDA of $188 million in fourth quarter 2015 representing 39% adjusted EBITDA margin; full year 2015 adjusted EBITDA of $826 million, representing 41% adjusted EBITDA margin
•	$676 million of net cash provided by operating activities in 2015; ended year with $1.1 billion of cash and cash equivalents
•	Two King games were top 5 grossing games on both the Apple App Store and Google Play Store in the U.S. for the fourth consecutive quarter
•	Launched Candy Crush Jelly Saga in January 2016, King’s 14th mobile title and third Candy Crush franchise title

London and New York, February 11, 2016 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the fourth quarter and full year ended December 31, 2015.

King CEO Riccardo Zacconi said, “Our fourth quarter 2015 results reflect our continued execution on our franchise strategy. For the fourth consecutive quarter, both Candy Crush Saga and Candy Crush Soda Saga continued to rank within the top 5 grossing games in the Apple App Store and Google Play Store in the U.S.  We are also pleased to have launched the third installment of the Candy Crush franchise, Candy Crush Jelly Saga, which introduces new challenges and game modes, including our first ‘boss mode’, to offer our players another fun way to play one of the world’s most popular games.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2015	2014	2015	2014
Non-GAAP Results
Gross bookings	$509	$586	$2,145	$2,382
Adjusted revenue	$478	$559	$2,021	$2,284
Adjusted EBITDA	$188	$237	$826	$950
Adjusted EBITDA margin	39%	42%	41%	42%
Capital expenditures	$26	$17	$62	$41
Adjusted profit	$123	$184	$617	$738
Adjusted EPS	$0.38	$0.57	$1.93	$2.30

GAAP Results
Revenue	$461	$546	$1,999	$2,260
Profit	$91	$141	$517	$575
Diluted EPS	$0.28	$0.44	$1.62	$1.79
Net cash provided by operating activities	$212	$155	$676	$661
Cash and cash equivalents at end of period	$1,107	$964	$1,107	$964

Key Performance Metrics
Monthly active users (MAUs)	449	533	494	499
Daily active users (DAUs)	128	149	141	142
Monthly unique users (MUUs)	318	356	338	350
Monthly unique payers (MUPs)	6.583	8.344	7.386	9.824
Monthly gross average bookings per	$25.76	$23.42	$24.20	$20.21
paying user (MGABPPU)

Full Year 2015 Highlights

•	On a worldwide basis, both Candy Crush Saga and Candy Crush Soda Saga were top 10 grossing games for full year 2015 on both the Apple App Store and Google Play Store[1]
•	Further diversified the game portfolio with the launch of four mobile games, each introducing a new game play to King players around the world
•	Two King games, Paradise Bay and Blossom Blast Saga, were named in Facebook’s 2015 Games of the Year, and Candy Crush Soda Saga was highlighted by Google as one of the Best Games of 2015
•	Expanded distribution platforms to include Windows 10 and entered into agreement for certain King games to automatically install with Windows 10 during an initial period
•	Grew portfolio of localized games in Asia with launches of six titles in South Korea, five titles in China, and four titles in Japan

Full Year 2015 Results Summary

Gross Bookings and Revenue

•

Gross bookings were $2.1 billion in 2015, representing an annual decrease of $238 million, or 10%.  Excluding the impact of changes in foreign exchange rates, gross bookings would have decreased by approximately 3%.

•

In 2015, 82%, or $1.8 billion of gross bookings were derived from our mobile audience.  This represented a 3% annual decline in mobile gross bookings.  Gross bookings from web platforms were $379 million, representing a 33% annual decrease.

•	Revenue was $2.0 billion in 2015, representing an annual decrease of $261 million or 12%.

Profit

•	Profit for the year was $517 million, representing a year over year decrease of $58 million, or 10%.

Adjusted EBITDA

•	Adjusted EBITDA was $826 million in 2015 representing a year over year decrease of $124 million, or 13%.

Cash and Cash Equivalents

•

Cash and cash equivalents were $1.1 billion at December 31, 2015, representing a year over year increase of $143 million, primarily resulting from net cash provided by operating activities, partially offset by net cash used in investing and financing activities.

Fourth Quarter 2015 Results Summary

Gross Bookings and Revenue

•

Gross bookings were $509 million for fourth quarter 2015, representing a sequential increase of $7 million, or 1%, and a year over year decrease of $78 million, or 13%.  Excluding the impact of changes in foreign exchange rates, gross bookings would have increased by approximately 3% sequentially, and would have decreased by approximately 8% year over year.

•

In fourth quarter 2015, 84% or $428 million of gross bookings were derived from our mobile audience. This represented a 3% sequential increase and a 7% year over year decrease in mobile gross bookings. Gross bookings from web platforms were $80 million in fourth quarter 2015, representing 8% sequential and 37% year over year decreases.

•	Gross bookings from games other than Candy Crush Saga[2] were $302 million for fourth quarter 2015, in line with third quarter 2015, and representing a year over year decrease of $22 million, or 7%.
•	Revenue was $461 million for fourth quarter 2015, representing a sequential decrease of $19 million, or 4%, and a year over year decrease of $85 million, or 16%.

[1]	According to App Annie.
[2]	“Gross bookings from games other than Candy Crush Saga” represents total gross bookings (including Candy Crush Soda Saga) less gross bookings from Candy Crush Saga.

•

The increase in gross bookings from third quarter 2015 to fourth quarter 2015 was primarily driven by growth in Candy Crush Saga and our newer games.  The sequential decrease in revenue reflects the growth in gross bookings which was more than offset by an increase in deferred revenue for virtual item balances held by players.

•

The year over year decreases in both gross bookings and revenue were primarily due to lower gross bookings from our more mature games, in particular Candy Crush Saga, partially offset by increased gross bookings from our newer games, in particular Candy Crush Soda Saga.  Additionally, no new franchise games were launched in 2015, as compared to three franchise games launched in the prior year. New franchise games tend to offset declines in our more mature games. The decrease in revenue also reflects a higher sales tax related to the value added tax legislation in the European Union effective in 2015, and sales tax provision reductions in other jurisdictions in 2014.

Profit

•

Profit was $91 million for fourth quarter 2015, representing a decrease of $52 million, or 36%, compared to third quarter 2015. The decrease was primarily due to change in deferred revenue and higher acquisition-related and income tax expenses, which were partially offset by higher adjusted EBITDA.

•

Fourth quarter 2015 profit decreased by $50 million, or 36%, compared to fourth quarter 2014.  The decrease was primarily due to lower adjusted EBITDA, a foreign exchange loss compared to a gain in the prior year period, and higher acquisition-related expenses, which were partially offset by lower income tax expense.

Adjusted EBITDA

•

Fourth quarter 2015 adjusted EBITDA was $188 million, representing an increase of $7 million, or 4%, compared to third quarter 2015.  The sequential increase was primarily due to higher gross bookings and lower sales and marketing expenses, which were partially offset by higher platform fees and research and development expenses.

•

Compared to fourth quarter 2014, adjusted EBITDA decreased $49 million, or 21%.  The year over year decrease was primarily due to lower gross bookings and revenue and higher research and development and general and administrative expenses, which were partially offset by lower platform fees and sales and marketing expenses.

Cash and Cash Equivalents

•	Cash and cash equivalents were $1.1 billion at December 31, 2015, up $187 million since September 30, 2015.

Network Reach

•	MAUs were 449 million in fourth quarter 2015, down 25 million, or 5%, from third quarter 2015, and down 84 million, or 16%, from fourth quarter 2014.
•	DAUs were 128 million in fourth quarter 2015, down 5 million, or 4%, from third quarter 2015, and down 21 million, or 14%, from fourth quarter 2014.
•

The sequential and year over year decreases in MAUs and DAUs were due to decreased activity, primarily in Candy Crush Saga as well as in our other mature games, partially offset by increased activity in our newer games. The rate of decline was higher on web than mobile, which we believe is primarily due to newer mobile game launches that have not launched on web, and a continuing decline in Facebook desktop players.

•	MUUs were 318 million in fourth quarter 2015, down 12 million, or 4%, from third quarter 2015, and down 38 million, or 11%, from fourth quarter 2014.
•

The sequential decrease in MUUs was reflected in both web and mobile, but at a greater rate of decline on web, which we believe is primarily due to the fourth quarter mobile launch of a game which was not also launched on web, and a continuing decline of Facebook desktop players.

•

The year over year decrease in MUUs was reflected in both web and mobile, but at a greater rate of decline on web, which we believe is primarily due a continuing decline of Facebook desktop players, and mobile game launches in the second half of 2015 that have not launched on web.

Monetization

•	MUPs in fourth quarter 2015 were 6.6 million, down 264,000, or 4%, from third quarter 2015, and down 1.8 million, or 21%, from fourth quarter 2014.
•

The sequential decrease in MUPs reflects decreases in mobile and web.  MUPs declined at a slower rate than in third quarter 2015, which we believe reflects our efforts to improve engagement and monetization through continuous game optimization and ongoing deployment of live ops in our franchise games.

•

The year over year decrease in MUPs reflects decreases on mobile and web.  The decrease was primarily in our less engaged payers, which we define as payers who paid in only one game. Additionally, our transition to virtual currency in our mobile games through the end of 2014 contributed to the decline in MUPs as virtual currency reduces the frequency of transactions due to purchases of larger packages of virtual currency which are used over extended periods.

•	MGABPPU increased to $25.76 in fourth quarter 2015, up $1.31, or 5%, from third quarter 2015, and up $2.34, or 10%, from fourth quarter 2014.
•	The sequential and year over year increases in MGABPPU primarily reflect the impact of product optimizations introduced in our games, including live ops.

Activision Blizzard Transaction

On November 2, 2015 the Company announced that it had signed a definitive agreement to be acquired by Activision Blizzard, Inc., a global interactive entertainment company (the “Acquisition”).  Under the terms of the agreement Activision Blizzard will purchase all outstanding and issued shares of King for $18 in cash per share, for a total equity value of approximately $5.9 billion.  The proposed transaction is being implemented by means of a scheme of arrangement under Irish law (the “Scheme”), and the resolutions required to approve the Scheme were passed by the requisite shareholder majorities at the Scheme meetings and the related extraordinary general meeting held on January 12, 2016.

The completion of the Acquisition remains subject to regulatory approvals and other customary closing conditions set out in the scheme circular related to the Acquisition, including the satisfaction of the EU Merger Regulation condition and sanction of the Scheme by the High Court of Ireland at the hearing to be held on February 18, 2016. The Scheme is expected to take effect in late February, subsequent to this hearing.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It had a network of 318 million monthly unique users as of fourth quarter 2015, has developed more than 200 exclusive games, and offers games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Malmö, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo, Shanghai and Bucharest.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding the Activision Blizzard Acquisition are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the Acquisition; uncertainties as to whether Activision Blizzard will be able to consummate the Acquisition; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the Acquisition will not be satisfied; the possibility that Activision Blizzard will be unable to obtain regulatory approvals for the Acquisition on a timely basis or at all, or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Acquisition; the possibility that shareholders will file lawsuits challenging the Acquisition, including actions seeking to rescind the Scheme or enjoin the consummation of the Acquisition; the ability to meet expectations regarding the accounting and tax treatments of the Acquisition; changes in relevant tax and other laws or regulations; the possibility that the Scheme may be terminated in circumstances that require King to reimburse certain expenses to Activision Blizzard or Activision Blizzard to pay a termination fee to King related to the Acquisition; and changes in the economic and financial conditions of the businesses of Activision Blizzard, King, or the combined company.

New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the Activision Blizzard Acquisition or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP and Other Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted profit and adjusted EPS, as well as certain gross bookings information presented on a constant currency basis. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a direct comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related (benefit) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (benefit) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Foreign Exchange Effect on Gross Bookings: Certain gross bookings information in this release is presented on a constant currency basis. This information was calculated using exchange rates consistent with those in effect for the comparative periods. We believe the constant currency measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business. Investors should be cautioned that the effect of changing foreign currency exchange rates has an actual effect on operating results.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

For definitions of key performance indicators including MAUs, DAUs, MUUs, MUPs and MGABPPU, and other financial measures including Movement in player wallet and other adjustments, please see “Key Operating Metrics” and “Non-GAAP

Financial Measures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on November 5, 2015.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com
Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,
	2015	2014
Revenue	$460,736	$545,617
Other income	2,264	9,163
Costs and expenses*:
Cost of revenue	151,445	174,774
Research and development	52,641	48,533
Sales and marketing	71,493	107,763
General and administrative	56,145	37,075
Total costs and expenses	331,724	368,145
Other gains	208	17,645
Net finance costs	(6)	(196)
Profit before tax	131,478	204,084
Income tax expense	40,811	63,467
Profit	$90,667	$140,617

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$0.29	$0.45
Diluted earnings per share	$0.28	$0.44

Weighted average number of shares used in computing earnings per share:
Basic	312,721	315,207
Diluted	320,822	322,203

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$165	$507
Research and development	7,406	11,623
Sales and marketing	2,235	2,042
General and administrative	11,360	12,927
Total share-based and other equity-related compensation expense	$21,166	$27,099

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Years Ended December 31,
	2015	2014
Revenue	$1,999,490	$2,260,241
Other income	13,079	9,163
Costs and expenses*:
Cost of revenue	636,295	716,743
Research and development	198,445	177,934
Sales and marketing	344,822	455,408
General and administrative	178,410	184,236
Total costs and expenses	1,357,972	1,534,321
Other gains	21,859	34,100
Net finance costs	(667)	(905)
Profit before tax	675,789	768,278
Income tax expense	159,010	193,427
Profit	$516,779	$574,851

Earnings per share attributable to the equity holders of the Company during the year:
Basic earnings per share	$1.65	$1.86
Diluted earnings per share	$1.62	$1.79

Weighted average number of shares used in computing earnings per share:
Basic	312,428	309,120
Diluted	319,438	320,301

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$1,254	$5,709
Research and development	39,912	63,992
Sales and marketing	10,925	11,712
General and administrative	47,780	85,876
Total share-based and other equity-related compensation expense	$99,871	$167,289

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

(unaudited)

	Years Ended
	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$1,107,386	$963,972
Trade and other receivables	157,880	228,392
Income tax receivable	39,654	103,748
Total current assets	1,304,920	1,296,112
Non current assets
Intangible assets, net	104,744	48,587
Property, plant and equipment, net	56,541	34,310
Deferred tax assets	30,745	14,733
Income tax receivable	34,598	38,431
Other deposits	2,599	9,604
Total non current assets	229,227	145,665
Total assets	$1,534,147	$1,441,777
Liabilities and shareholders' equity
Current liabilities
Trade and other payables	101,323	137,638
Deferred revenue	56,274	34,310
Income tax liabilities	167,570	232,637
Provision for other liabilities	4,017	-
Total current liabilities	329,184	404,585
Non current liabilities
Deferred tax liabilities	3,634	669
Income tax liabilities	52,136	51,589
Provision for other liabilities	9,673	3,055
Other non current liabilities	4,356	13,000
Total non current liabilities	69,799	68,313
Total liabilities	$398,983	$472,898
Shareholders' equity
Share capital	77	78
Other reserves	404,181	456,499
Retained earnings	730,906	512,302
Total shareholders' equity	1,135,164	968,879
Total liabilities and shareholders' equity	$1,534,147	$1,441,777

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Years Ended December 31,
	2015	2014
Cash flows from operating activities
Profit for year	$516,779	$574,851
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	27,359	14,845
Equity settled share-based payments	83,345	116,877
Unrealized foreign currency exchange gain	(7,752)	(32,835)
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	3,486	1,055
Impairment charge	2,875	-
Net finance costs	667	905
Income tax expense	159,010	193,427
Change in fair value of contingent consideration	(20,000)	(4,000)
Change in deferred revenue	21,964	23,368
Change in provisions	10,635	(15,513)
Changes in operating assets and liabilities:
Trade receivables	78,141	4,020
Prepayments, other receivables, current and non current assets	(3,974)	(15,505)
Trade payables	(14,740)	(5,488)
Accrued expenses and other liabilities	(16,058)	(44,130)
Cash generated from operations	841,737	811,877
Interest received	278	275
Finance costs paid	(783)	(1,020)
Income tax paid, net of refunds	(165,051)	(149,847)
Net cash provided by operating activities	676,181	661,285
Cash flows from investing activities
Purchases of intangible assets	(13,589)	(9,729)
Purchase of property, plant and equipment	(47,996)	(31,274)
Purchase of business, net of cash acquired	(44,574)	(17,969)
Net cash used in investing activities	(106,159)	(58,972)
Cash flows from financing activities
Payment of dividends	(298,175)	(363,876)
Proceeds from initial public offering	-	329,404
Repurchase of the company's share capital	(125,729)	(1,240)
Proceeds from exercise of share options and employee share plan	5,725	3,062
Net cash used in financing activities	(418,179)	(32,650)
Net increase in cash and cash equivalents	151,843	569,663
Cash and cash equivalents at the beginning of the year	963,972	408,695
Exchange losses on cash and cash equivalents	(8,429)	(14,386)
Cash and cash equivalents at the end of the year	$1,107,386	$963,972

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Years Ended
	December 31,
	2015	2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$1,999,490	$2,260,241
Sales tax	124,539	101,665
Other revenue	(5,814)	(8,648)
Movement in player wallet and other adjustments	4,683	5,755
Change in deferred revenue	21,964	23,368
Gross bookings	$2,144,862	$2,382,381

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$1,999,490	$2,260,241
Change in deferred revenue	21,964	23,368
Adjusted revenue	$2,021,454	$2,283,609

Reconciliation of Profit to Adjusted EBITDA:
Profit	$516,779	$574,851
Add:
Income tax expense	159,010	193,427
Foreign currency exchange gain	(1,859)	(29,100)
Acquisition-related expense	2,001	4,248
Non-operating (income) expense	(11)	413
Net finance costs	667	905
Share-based and other equity-related compensation	99,871	167,289
Change in deferred revenue	21,964	23,368
Depreciation and amortization	27,359	14,845
Adjusted EBITDA	$825,781	$950,246
Adjusted EBITDA margin	41%	42%

Reconciliation of Profit to Adjusted Profit:
Profit	$516,779	$574,851
Add:
Share-based and other equity-related compensation	99,871	167,289
Acquisition-related expense	2,001	4,248
Change in deferred revenue	21,964	23,368
Amortization of acquired intangible assets	2,535	745
Tax effect of adjustments	(25,938)	(32,744)
Adjusted profit	$617,212	$737,757

Reconciliation of Adjusted EPS:
Adjusted profit	$617,212	$737,757
Diluted weighted average number of ordinary shares	319,438	320,301
Adjusted EPS	$1.93	$2.30

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended December 31,
	2015	2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$460,736	$545,617
Sales tax	30,350	27,406
Other revenue	(1,094)	(1,820)
Movement in player wallet and other adjustments	1,125	1,496
Change in deferred revenue	17,657	13,583
Gross bookings	$508,774	$586,282

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$460,736	$545,617
Change in deferred revenue	17,657	13,583
Adjusted revenue	$478,393	$559,200

Reconciliation of Profit to Adjusted EBITDA:
Profit	$90,667	$140,617
Add:
Income tax expense	40,811	63,467
Foreign currency exchange loss (gain)	792	(15,145)
Acquisition-related expense	8,718	464
Non-operating income	1	1,510
Net finance costs	7	196
Share-based and other equity-related compensation	21,166	27,099
Change in deferred revenue	17,657	13,583
Depreciation and amortization	8,031	5,553
Adjusted EBITDA	$187,850	$237,344
Adjusted EBITDA margin	39%	42%

Reconciliation of Profit to Adjusted Profit:
Profit	$90,667	$140,617
Add:
Share-based and other equity-related compensation	21,166	27,099
Acquisition-related expense	8,718	464
Change in deferred revenue	17,657	13,583
Amortization of acquired intangible assets	703	461
Tax effect of adjustments	(15,432)	1,960
Adjusted profit	$123,479	$184,184

Reconciliation of Adjusted EPS:
Adjusted profit	$123,479	$184,184
Diluted weighted average number of ordinary shares	320,822	322,203
Adjusted EPS	$0.38	$0.57

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Three Months Ended
September 30,
2015
Reconciliation of Revenue to Gross Bookings:
Revenue	$479,709
Sales tax	29,259
Other revenue	(1,485)
Movement in player wallet and other adjustments	975
Change in deferred revenue	(6,314)
Gross bookings	$502,144

Reconciliation of Profit to Adjusted EBITDA:
Profit	$142,684
Add:
Income tax expense	31,166
Foreign currency exchange gain	(1,614)
Acquisition-related benefit	(12,537)
Non-operating income	-
Net finance costs	272
Share-based and other equity-related compensation	19,458
Change in deferred revenue	(6,314)
Depreciation and amortization	7,266
Adjusted EBITDA	$180,381
Adjusted EBITDA margin	38%

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Foreign Exchange Effect on Gross Bookings:
	Three Months Ended
Sequential	December 31, 2015	September 30, 2015
Reported gross bookings	$508,774	$502,144
Foreign exchange effect on Q4-15 gross bookings using Q3-15 rates	7,884
Gross bookings excluding foreign exchange effect	$516,658
Reported gross bookings sequential change %	1%
Gross bookings excluding foreign exchange effect sequential change %	3%

Year over Year	Three Months Ended December 31,
	2015	2014
Reported gross bookings	$508,774	$586,282
Foreign exchange effect on Q4-15 gross bookings using Q4-14 rates	32,282
Gross bookings excluding foreign exchange effect	$541,056
Reported gross bookings year over year change %	(13%)
Gross bookings excluding foreign exchange effect year over year change %	(8%)

Year over Year	Years Ended December 31,
	2015	2014
Reported gross bookings	$2,144,862	$2,382,381
Foreign exchange effect on full year 2015 gross bookings using 2015 rates	160,800
Gross bookings excluding foreign exchange effect	$2,305,662
Reported gross bookings year over year change %	(10%)
Gross bookings excluding foreign exchange effect year over year change %	(3%)